UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q  ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

TARGETED MEDICAL PHARMA, INC.

Full Name of Registrant

See Table of Additional Subsidiary Guarantor Registrants

2980 Beverly Glen Circle, Suite 301

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90077

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)|X|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution repot on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our Form 10-K for the period ended December 31, 2011 within the prescribed period because the Company has concluded there is an error in the application of accounting principles related to the Company’s revenue recognition policy, which will require the Company to restate financial statements for the fiscal year ended 2009 and 2010 and such restatements are not finalized. More specifically, due to substantial uncertainties as to the amount of and timing and collectability of revenues derived from certain business models, which can take in excess of four years to collect, the Company determined that these revenues did not meet the criteria for recognition in accordance with SAB Topic 13, Revenue Recognition. These revenues are required to be recorded when the price becomes fixed and determinable, which in the case of certain business models of the Company is when payment is received. The Company expects to restate its financial statements utilizing the above method of revenue recognition, which means that revenues on certain sales will be recognized upon sale and others upon receipt of payment therefor.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ronald W. Rudolph	(310) 474-9809
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company expects to restate its financial statements for the fiscal years ended 2009 and 2010 as a result of an error in the applicable of accounting principles related to the Company’s revenue recognition policy. The Company expects revenues to be significantly reduced as a result of such restatements. As the Company is in the process of restating its financial statements, it cannot give a reasonable estimate of the revised results of operation at this time.

Targeted Medical Pharma, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2012	TARGETED MEDICAL PHARMA, INC.
(Registrant)

/s/ William E. Shell, MD
William E. Shell, MD
Chief Executive Officer

/s/ Ronald W. Rudolph
Ronald W. Rudolph
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).